UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Carrier Access Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

144460 10 2

(CUSIP Number)

Leah Maher Vice President and General Counsel Turin Networks, Inc. 1415 North McDowell Blvd. Petaluma, CA 94954 (707) 665-4400	Mark Leahy Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ❑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 144460 10 2	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Turin Networks, Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) I.R.S. Identification No. 943304753
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) Not applicable (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 14,019,553 shares of common stock (1)
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,019,553 shares of common stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.6%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Represents an aggregate of 13,315,616 outstanding shares of the Issuer’s common stock as of December 15, 2007, and 703,937 shares subject to options to purchase the Issuer’s common stock exercisable within 60 days of December 15, 2007, held by Roger L. Koenig, Chairman, Nancy Pierce, Director, John W. Barnett, Jr., Director, Mark A. Floyd, Director, Gary Gatchell, Chief Financial Officer, Thomas C. Lamming, Director, David R. Laube, Director, Lance W. Lord, Director, Allen E. Snyder, President and Chief Executive Officer, and Dave Whalen, Executive Vice President of Global Sales and Professional Services, each of whom entered into a voting agreement dated December 15, 2007, with Turin Networks, Inc. (“Turin”), obligating the holder to vote such shares in favor of the proposed acquisition of the issuer by Turin pursuant to the Merger Agreement (as defined in Item 3) and related matters, and with respect to which such persons granted Turin a proxy granting Turin the right to vote on each such person’s behalf in favor of such matters. For more information regarding the Carrier Access Corporation securities holdings of persons named above, please see Schedule B, attached hereto. Turin expressly disclaims beneficial ownership of any of the shares of the Issuer’s common stock subject to the voting agreements and proxies.

*	Based on 34,724,529 shares of the Issuer’s common stock outstanding as of December 15, 2007, as represented by the Issuer in the Agreement and Plan of Merger discussed in Items 3 and 4 below.

SCHEDULE 13D

CUSIP No. 144460 10 2	Page 3 of 11 Pages

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule relates is Common Stock, par value $0.001 per share (the “Common Stock”) of Carrier Access Corporation (“Carrier Access” or the “Issuer”). The principal executive offices of the Issuer are located at 5395 Pearl Parkway, Boulder, CO, 80301.

Item 2.	Identity and Background.

(a) The name of the corporation filing this Schedule is Turin Networks, Inc.

(b) Turin’s place of organization is the State of Delaware.

(c) Turin is a supplier of multiservice-powered, metro service edge network equipment.

(d) The principal executive offices of Turin are located at 1415 North McDowell Blvd., Petaluma CA, 94954.

(e) Neither Turin nor, to Turin’s knowledge, any person named on Schedule A, attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(f) Neither Turin nor, to Turin’s knowledge, any person named on Schedule A, attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(g) To Turin’s knowledge, each of the individuals identified on Schedule A, attached hereto, is a citizen of the United States.

Set forth on Schedule A is the name, principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Turin as of the date hereof.

Item 3.	Source and Amount of Funds or Other Consideration.

Carrier Access entered into an Agreement and Plan of Merger, dated as of December 15, 2007, with Turin and RF Acquisition Corp. (“Acquisition Sub”), a copy of which is attached hereto as Exhibit 99.1 (the “Merger Agreement”), which provides for the acquisition of Carrier Access by Turin by means of a merger (the “Merger”) of Acquisition Sub, a wholly owned subsidiary of Turin, with and into Carrier Access. As a result of this merger, Carrier Access will become a wholly owned subsidiary of Turin. As provided for in the Merger Agreement and as an inducement for Turin to enter into the Merger Agreement and in consideration thereof, the stockholders of Carrier Access identified on Schedule B (collectively, the “Stockholders”), each entered into a separate Voting Agreement with Turin, dated December 15, 2007, as more fully described in Item 4 hereto, whereby each Stockholder agreed to vote all of the shares of the Common Stock beneficially owned by such Stockholder as of December 15, 2007,

SCHEDULE 13D

CUSIP No. 144460 10 2	Page 4 of 11 Pages

and any share of Common Stock thereafter acquired by such Stockholder in favor of the adoption of the Merger Agreement and against any “Alternative Transaction Proposal,” as defined in the Merger Agreement. Each of the Stockholders also granted Turin an irrevocable proxy granting Turin the right to vote such shares in favor adoption of the Merger Agreement and against any “Alternative Transaction Proposal,” as defined in the Merger Agreement (the voting agreements and proxies together are referred to herein as the “Voting Agreements”). Turin did not pay additional consideration to the Stockholders in exchange for the Voting Agreements.

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements throughout this Schedule are qualified in their entirety by reference to the Merger Agreement and the form of Voting Agreement filed as Exhibits 99.1 and 99.2, respectively, of this Schedule, and incorporated herein by reference.

Item 4.	Purpose of Transaction.

(a) – (b) As described in Item 3 above, this Schedule 13D relates to the proposed acquisition of Carrier Access by Turin pursuant to the terms of the Merger Agreement. As provided for in the Merger Agreement and to induce Turin to enter into the Merger Agreement, the Stockholders entered into the Voting Agreements. The purpose of the Voting Agreements is to facilitate the consummation of the Merger.

The Merger Agreement provides that, at the “Effective Time” of the Merger, as defined therein, each outstanding share of Carrier Access common stock will be converted into the right to receive $2.60. Each outstanding in-the-money option to purchase common stock of Carrier Access will vest immediately prior to the Effective Time, and option holders will be entitled to receive $2.60 per share less the exercise price of the option and applicable taxes. Each outstanding restricted stock unit of Carrier Access will also vest immediately prior to the Effective Time, and holders will be entitled to receive $2.60 per share less the exercise price of the option and applicable taxes. The $2.60 purchase price is subject to adjustment in the event that Carrier Access has less than $63 million in “closing cash,” as defined in the Merger Agreement, shortly before the Effective Time.

By executing the Voting Agreements, the Stockholders have (i) agreed to vote all of the shares of the Common Stock beneficially owned by them as of December 15, 2007, and any shares of Common Stock thereafter acquired by any such Stockholder, in favor of adoption of the Merger Agreement and against any Alternative Transaction Proposal, and (ii) granted Turin irrevocable proxies granting the right to vote such shares as specified in clause (i). The Voting Agreements terminate upon the earlier to occur of (a) the effectiveness of the Merger (b) the date and time of the valid termination of the Merger Agreement in accordance with its terms (c) such date and time designated by Turin in a written notice to Stockholder and (iv) the date and time the Merger Agreement is amended in a manner adverse to the Stockholder.

(c) Not applicable.

(d) The Merger Agreement provides that, upon the consummation of the Merger, the officers and directors of Acquisition Sub shall become the officers and directors of Carrier Access (the surviving corporation in the Merger), until their respective successors are duly elected or appointed and qualified.

SCHEDULE 13D

CUSIP No. 144460 10 2	Page 5 of 11 Pages

(e) Other than as a result of the Merger, not applicable.

(f) Not applicable.

(g) Upon the consummation of the Merger, the Certificate of Incorporation and Bylaws of Carrier Access shall be amended and restated in their entirety in accordance with the terms of Section 2.2 of the Merger Agreement.

(h) – (j) Upon consummation of the Merger, Common Stock will cease to be listed on the NASDAQ Global Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer.

(a) - (b) As a result of the Voting Agreements, Turin may be deemed to be the beneficial owner of 14,019,553 shares of the Common Stock (comprised of 13,315,616 outstanding shares of the Common Stock as of December 15, 2007, and a total of 703,937 shares subject to options to purchase the Common Stock exercisable within 60 days of December 15, 2007, held by the parties to the Voting Agreements). This number of shares represents approximately 39.6% of the issued and outstanding shares of the Common Stock, based on the number of shares outstanding as of December 15, 2007 (as represented by Carrier Access in the Merger Agreement). Turin disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by Turin as to the beneficial ownership of such shares.

To Turin’s knowledge, no shares of the Common Stock are beneficially owned by any of the persons listed on Schedule A to this Schedule.

(b) Turin may be deemed to have shared voting power of the 14,019,553 shares of the Common Stock beneficially owned by the Stockholders due to Turin’s rights under the Voting Agreements. However, Turin does not control the voting of such shares with respect to other matters, and does not possess any other rights as a Carrier Access stockholder with respect to such shares.

(c) To Turin’s knowledge, no transactions in Common Stock have been affected during the past sixty days by any person named pursuant to Item 2.

(d) To Turin’s knowledge, no person other than the Stockholders identified on Schedule B has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(e) Not applicable.

SCHEDULE 13D

CUSIP No. 144460 10 2	Page 6 of 11 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The terms of the Merger Agreement and the form of Voting Agreement are described under Item 3 and Item 4(a)-(b) above. The descriptions of the Merger Agreement and the Voting Agreement included in this Schedule are qualified by reference to the text of such documents, which are filed as exhibits to this Schedule.

Item 7.	Materials to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule:

Exhibit	Title

99.1	Agreement and Plan of Merger, dated December 15, 2007, by and among Turin Networks, Inc., RF Acquisition Corp., and Carrier Access Corporation (filed as Exhibit 2.1 to Carrier Access’s Current Report on Form 8-K dated as of December 17, 2007, and incorporated herein by reference).

99.2	Form of Voting Agreement (filed as Exhibit 99.1 to Carrier Access’s Current Report on Form 8-K dated as of December 17, 2007, and incorporated herein by reference).

SCHEDULE 13D

CUSIP No. 144460 10 2	Page 7 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Turin Networks, Inc.
Date: December 26, 2007

	By:	/s/ Leah Maher
Leah Maher
General Counsel and Secretary

SCHEDULE 13D

CUSIP No. 144460 10 2	Page 8 of 11 Pages

Schedule A

Directors and Executive Officers of Turin Networks, Inc.

The following tables set forth the name and present principal occupation or employment of each director and executive officer of Turin Networks, Inc. The business address of each person listed below is c/o Turin Networks, Inc. 1415 North McDowell Blvd., Petaluma CA, 94954, unless otherwise indicated below.

Board of Directors

Name	Principal Occupation or Employment
John Webley	Chairman, Turin Networks, Inc.

Howard Bain	Director, Turin Networks, Inc.

B.J. Cassin	Individual Investor 3000 Sand Hill Rd. Bldg 3, Suite 210 Menlo Park, CA 94025

Jon Danielson	Principal, Tudor Ventures

Dixon Doll	Co-founder and General Partner, DCM Capital 2420 Sand Hill Road Menlo Park, CA 94025

Robert Manning	General Partner, Baker Capital

Neil Ransom	Director, Turin Networks Inc.

Henry Wasik	President and Chief Executive Officer, Turin Networks, Inc.

SCHEDULE 13D

CUSIP No. 144460 10 2	Page 9 of 11 Pages

Executive Officers

Name	Title
Henry Wasik	President and Chief Executive Officer

William Zerella	Chief Financial Officer and Assistant Secretary

Chris Stark	President, Marketing and Sales

Leah Maher	General Counsel and Secretary

SCHEDULE 13D

CUSIP No. 144460 10 2	Page 10 of 11 Pages

Schedule B

Parties to Voting Agreements with Turin Networks, Inc.

The following table sets forth the name and principal occupation or employment of each stockholder of Carrier Access Corporation that has entered into a Voting Agreement with Turin in connection with the Merger Agreement, and the aggregate number of shares of Carrier Access Corporation common stock held by each such person as of December 15, 2007.* The business address of each person set forth on this Schedule B is: c/o Carrier Access Corporation, 5395 Pearl Parkway, Boulder, CO, 80301.

Name and Principal Business Occupation	Shares Beneficially Owned and Outstanding as of December 15, 2007	Exercisable Options to Purchase Shares within 60 Days of December 15, 2007	Total Beneficial Ownership of Shares as of December 15, 2007
Roger L. Koenig Chairman, Carrier Access Corporation	1,170,558	—	1,170,558
Nancy Pierce Director, Carrier Access Corporation	1,179,058	—	1,179,058
Roger Koenig and Nancy Pierce (1)	10,721,200	—	10,721,200
John W. Barnett, Jr. Telecommunications consultant and private investor	74,300	90,500	164,800
Mark A. Floyd Independent businessman and investor	55,200	100,000	155,200
Gary Gatchell Chief Financial Officer, Carrier Access Corporation	—	142,500	142,500
Thomas C. Lamming Office of COO, Telstra	—	64,062	64,062
David R. Laube Executive in Residence, Business School at the University of Colorado at Denver	115,200	85,000	200,200
Lance W. Lord Retired, former Commander, Air Force Space Common at Peterson Air Force Base	100	9,375	9,475
Allen E. Snyder President and Chief Executive Officer, Carrier Access Corporation	—	156,250	156,250
Dave Whalen Executive Vice President of Global Sales and Professional Services, Carrier Access Corporation	—	56,250	56,250

Total	13,315,616	703,937	14,019,553

(1)	Includes 1,016,700 shares held jointly by Mr. Koenig and Ms. Pierce and 9,704,500 shares held by KELD, LLC. Mr. Koenig and Ms. Pierce are managing members of KELD, LLC and have shared voting and investment power over the shares of KELD, LLC.

*	As noted in Item 4(a)-(b) above, the Voting Agreements also apply to any shares of Carrier Access common stock acquired by the parties to such agreements after December 15, 2007. As noted in each applicable column, the above table includes both the total shares of common stock held as of December 15, 2007 and the number of options exercisable within sixty (60) days of December 15, 2007.

SCHEDULE 13D

CUSIP No. 144460 10 2	Page 11 of 11 Pages

EXHIBIT INDEX

Exhibit	Title

99.1	Agreement and Plan of Merger, dated December 15, 2007, by and among Turin Networks, Inc., RF Acquisition Corp., and Carrier Access Corporation (filed as Exhibit 2.1 to Carrier Access’s Current Report on Form 8-K dated as of December 17, 2007, and incorporated herein by reference).

99.2	Form of Voting Agreement (filed as Exhibit 99.1 to Carrier Access’s Current Report on Form 8-K dated as of December 17, 2007, and incorporated herein by reference).